UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 22, 2011

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Announces the Issuance of $400 Million Series 2011-1 Fixed Rate Asset Backed Notes,” dated June 22, 2011.

Exhibit
1.	Press Release dated June 22, 2011

Exhibit 1

Textainer Announces the Issuance of $400 Million Series 2011-1 Fixed Rate Asset Backed Notes

HAMILTON, Bermuda, June 22, 2011 — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer”, the “Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, today announced that Textainer Marine Containers Limited (“TMCL”), Textainer’s primary asset owning subsidiary, closed its offering of $400 million in aggregate principal amount of Series 2011-1 Fixed Rate Asset Backed Notes (the “Notes”). The Notes, initially purchased by Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of ten years, but not to exceed the maximum payment term of fifteen years. The interest rate is fixed at 4.70% per annum. The Notes were offered and sold by the initial purchasers of the Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The proceeds from the issuance of the Notes are expected to be used to repay certain outstanding indebtedness of TMCL, in particular its Series 2010-1 Notes, and for general corporate purposes. The Notes are secured by a pledge of TMCL’s assets.

“We are extremely pleased that TMCL was able to issue $400 million of Notes,” said John Maccarone, Textainer’s President and Chief Executive Officer. “We believe that the successful issuance of these Notes demonstrates institutional investors’ strong confidence in and commitment to Textainer.”

“The successful issuance of these Notes will further strengthen our liquidity position and will help to ensure that we have the financing necessary to position Textainer for future growth.”

Mr. Maccarone added, “We would like to thank Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as well as the co-managers ABN AMRO Bank N.V., BNP Paribas, Credit Suisse Securities (USA) LLC, DVB Bank S.E., ING Bank N.V., SunTrust Robinson Humphrey, Inc. and Unicredit Bank AG. We would also like to thank the institutional investors who purchased the bonds for their support.”

The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of the Notes, and shall not constitute an offer, solicitation or sale of the Notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts, and include, but are not limited to, statements concerning the anticipated term of the Notes, the intended use of proceeds from sale of the Notes, and the positioning of Textainer for future growth. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation the risks and uncertainties set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information—Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2011.

The Company’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. The Company is under no obligation to modify or update any or all of the statements it has made in this press release despite any subsequent changes that the Company may make in its views, estimates, plans or outlook for the future.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.6 million containers, representing about 2.4 million TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, as well as specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We are one of the largest sellers of used containers, having sold more than 77,000 containers last year to more than 1,100 customers. We provide our services worldwide via a network of regional and area offices and independent depots.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2011

Textainer Group Holdings Limited

/s/ JOHN A. MACCARONE
John A. Maccarone
President and Chief Executive Officer